February 11, 2011

VIA EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	Varian Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended October 1, 2010
File No. 001-07598

Ladies and Gentlemen:

On behalf of Varian Medical Systems, Inc. (the “Company”), this letter responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing in a letter dated February 2, 2011. For your convenience, the comments in the letter are reproduced with the response.

Form 10-K for the Fiscal Year Ended October 1, 2010

Critical Accounting Estimates, page 55

– Goodwill and Intangible Assets, page 57

1.	We note your disclosures here and on pages 86-87 related to how you evaluate your goodwill for impairment. In order to gain more insight into your goodwill impairment analysis, please provide to us the key assumptions used to determine the fair value of each of your reporting units as of October 1, 2010 and explain to us how you determined each of these assumptions. Tell us how you consider the different risks, customers, products, etc. of each reporting unit in developing significant assumptions for each reporting unit.

Response to Comment 1.

For purpose of its annual impairment testing of goodwill, Varian Medical Systems, Inc. (“VMS” or the “Company”) estimates the fair values of its reporting units based on the present value of estimated future cash flows of the reporting units. In the fourth quarter of the fiscal year ended October 1, 2010 (“fiscal year 2010”), the Company performed the

Division of Corporation Finance

Securities and Exchange Commission

February 11, 2011

annual goodwill impairment testing for each of its four reporting units that carried goodwill, Oncology Systems, X-ray Products, Security and Inspection Products (“SIP”) and Varian Particle Therapy. That testing was based on the fair values and carrying values of these reporting units as of the end of the third quarter of fiscal year 2010.

The key assumptions used to estimate this present value for each reporting unit in fiscal year 2010 were (i) estimated future cash flows, (ii) estimated terminal growth rates and (iii) discount rates. Each of these key assumptions is discussed further below.

Estimated Future Cash Flows - In estimating future cash flows for its reporting units in fiscal year 2010, the Company utilized the long-term forecasts for revenues, operating earnings, effective tax rates, depreciation and amortization and capital expenditures for each reporting unit. These forecasts are consistent with those used by management in the normal course of running the applicable business. In addition, the estimated future cash flows included adjustments for estimated working capital requirements to support the future operations of each reporting unit.

The Company has over 20 years of operating experience in the Oncology Systems, X-ray Products and SIP businesses and therefore has a significant understanding of the markets in which each business participates. Forecasts for revenues and operating earnings of these more mature businesses were derived by considering the overall market size, the expected market share of the business, the key business drivers, the competitive landscape, the customer decision process, the product life cycles, the regulatory environment, the historical growth rates, the expected new product introductions and the expected productivity gains due to ongoing operational and cost control initiatives. The Company also considered the impact of macroeconomic factors and industry trends on projected revenues and operating earnings.

The effective tax rates used for each of the reporting units were consistent with the Company’s overall effective tax rate and were adjusted to reflect the tax rates for different geographical regions from which the projected operating earnings of each reporting unit were expected to be generated. Depreciation and amortization were estimated based on existing and projected capital expenditures and acquisitions of intangible assets. Capital expenditures were projected based on historical trends, as well as plans for major investments in property, plant and equipment. Working capital requirements were estimated based on historical working capital requirements and the projected revenue growth of each reporting unit.

Risks associated with each of these reporting units were also considered in estimating future cash flows. In Oncology Systems, risks considered included product obsolescence, the complexity of operating in international markets, foreign currency exchange rate

Division of Corporation Finance

Securities and Exchange Commission

February 11, 2011

fluctuations, potential impact of healthcare reform in the United States, changes in regulations for product marketing approval and changes in the level of reimbursement for radiation oncology treatments. In X-ray Products, the risks associated with estimating future cash flows included the reliance of the business on revenues from a limited number of original equipment manufacturers customers. In SIP, the risks considered included those associated with dealing with governmental agencies, including the heavy influence of governmental policies on national and homeland security and the nature of the public tender process, which makes customer orders susceptible to bid award challenges by competitors.

The Varian Particle Therapy reporting unit, an operation that the Company acquired in 2007, represents a newer business with limited historical data. Despite this fact, the Company has gained knowledge of this business, which supplies proton therapy equipment for cancer treatment, through its operations in Oncology Systems, which supplies equipment for radiation treatment of cancer. For example, many of the potential customers of Varian Particle Therapy are customers of Oncology Systems, including hospitals and institutions that operate radiation oncology centers and plan to expand their services to include proton therapy treatment. In addition, prior to the Company’s acquisition of Varian Particle Therapy, the Company had supplied accessory products, such as treatment planning and oncology information management systems, to proton therapy centers. As of the end of the third quarter of fiscal year 2010, Varian Particle Therapy has one proton therapy system in clinical use at a customer site.

Taking into account its experience in the oncology capital equipment industry as discussed above, the Company forecasted the revenues and operating earnings of Varian Particle Therapy by considering the overall market size, the expected market share of the business, the key business drivers, the competitive landscape, the customer decision process, the product life cycles and the regulatory environment, as well as the impact of macroeconomic factors and industry trends. Due to the limited history of Varian Particle Therapy, when creating the revenue forecast the Company supplemented its expectation of overall market size and its market share with a detailed review of the status of the then-existing potential customer orders under negotiation. Estimated operating earnings of this business unit included analyses of its cost of product sales, involving a review of the production costs of the system in clinical use at a customer site, the then-current production costs and the assumed economies of scale as sales volume increased, as well as its cost of providing operation and maintenance services under equipment service contracts. The forecast for research and development expenses was based on the expected timeline of product enhancements and product accessories and benchmarks of the level of research and development investments in the broader oncology industry. Selling, general and administrative expenses were forecasted based the level of projected revenues and expected economies of scale as this business grows.

Division of Corporation Finance

Securities and Exchange Commission

February 11, 2011

Similar to the other reporting units, the projected effective tax rate was consistent with the Company’s overall effective tax rate and was adjusted to reflect the differences in tax rates for different geographical regions from which the projected operating earnings of Varian Particle Therapy were expected to be generated. Depreciation and amortization were estimated based on existing and projected capital expenditures and acquisitions of intangible assets. Capital expenditures were projected based on historical trends as well as plans for major investments in property, plant and equipment. Working capital requirements were estimated based on the expected timing of inventory production and the expected timing of customer milestone payments, as well as the project revenue growth of the Varian Particle Therapy business.

Unique risks considered in estimating the future cash flows of Varian Particle Therapy included market acceptance of proton therapy for treatment of cancer, the complexity of proton therapy projects and availability of financing for these complex projects, the length of the customer decision process and the possibility that the Company might not obtain regulatory approval for its proton therapy system. In addition, the risks associated with dealing with governmental agencies, especially the nature of the public tender process, which makes customer orders susceptible to bid award challenges by competitors, were considered.

The Company used a longer forecast period to estimate the fair value of the Varian Particle Therapy reporting unit compared to the forecast periods used for the other three reporting units because the Company expects this business will take a longer period to reach maturity and stable cash flows.

Terminal Growth Rate - The terminal growth rate of each reporting unit in fiscal year 2010 was determined based on management’s expectation of the minimum terminal growth rate of each reporting unit, taking into account broader economic considerations such as the rate of inflation, the expected long-term growth rate of the overall market and the maturity of the market that the business serves.

Discount Rates - The Company used its weighted average cost of capital (“WACC”) of 10% for fiscal year 2010 as the starting point for determining the discount rate for each reporting unit.

For Oncology Systems, X-ray Products and SIP, the Company’s WACC was adjusted to reflect the risks inherent in the future cash flow estimates of these reporting units. The Company used a discount rate of 12% for these three reporting units in estimating their fair values for the fiscal year 2010 goodwill impairment test.

Division of Corporation Finance

Securities and Exchange Commission

February 11, 2011

Because Varian Particle Therapy has not yet reached maturity and stable cash flows, the Company used a higher discount rate for this business to reflect the higher risks inherent in the future cash flow estimate. In determining the discount rate for Varian Particle Therapy, the Company also considered the estimated discount rate other strategic investors would use to value this business. As a result of the above considerations, the Company used a discount rate of 16% for Varian Particle Therapy, 600 basis points above the WACC of the Company.

As an overall test of the reasonableness of the estimated fair values of the reporting units, the Company reconciled the aggregate fair value estimates of the reporting units to its market capitalization as the end of its third quarter of fiscal year 2010. The reconciliation confirmed that the fair values were reasonable and representative of market views. For the fiscal year 2010 goodwill impairment test, the estimated fair value of each reporting unit was substantially in excess of its carrying value.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 424-6803 or Elisha.Finney@varian.com with any questions concerning these responses.

Very truly yours,

/s/ Elisha W. Finney
Elisha W. Finney Senior Vice President, Finance and Chief Financial Office